November 21, 2022

Via EDGAR

Karl Hiller

Branch Chief

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re: Fortitude Gold Corporation

Form 10-K for the Fiscal Year ended December 31, 2021

Filed March 1, 2022

File No. 333-249533

Dear Mr. Hiller:

Please find below the response of Fortitude Gold Corporation, a Colorado corporation (“Fortitude,” the “Company,” “our” and “we”) to the comment of the Staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) that was contained in the Staff’s letter dated November 14, 2022, issued in response to the Company’s letter dated October 28, 2022 (“Prior Response Letter”) in response to the Staff’s initial comment letter dated September 22, 2022. All letters relate to the Company’s Form 10-K for the year ended December 31, 2021.

For your convenience, we have reproduced the Staff’s comments preceding our responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the Fiscal Year ended December 31, 2021

Properties Overview, page 17

1.	We have read the revisions proposed in your response to prior comment 2 to address the summary and individual property disclosure requirements. However, the maps associated with your material properties should utilize an easily recognizable coordinate system, such as a section, township and range, latitude/longitude, or UTM coordinates accurate to within one mile in your text, to comply with Item 1304(b)(1)(i) of Regulation S-K.

In addition, you should provide a description of your infrastructure, to include sources of power and water, disclose the total cost or book value of each material property, and include a brief history of your properties if known, or a statement to clarify if these details are unknown, to comply with Item 1304(b)(1)(ii), (b)(2)(iii), and (b)(2)(iv) of Regulation S-K. Please further revise as necessary to address the aforementioned guidance.

Response

As discussed with the Staff, we will amend our 2021 Form 10-K to identify our material properties under SK 1300. We have identified Isabella Pearl and Golden Mile as material properties. We will update our Property Section in our 2021 Form 10-K, incorporating changes from our Prior Response Letter, with the below information (for ease of review, we have included only the sections being updated with new disclosure in red italics):

Properties Overview

We classify our mineral properties into three categories: “Operating Properties”, “Development Properties”, and “Exploration Properties”. Operating Properties are properties with material extraction of mineral reserves. Development Properties are properties that have mineral reserves disclosed, but no material extraction. Exploration Properties are properties that have no mineral reserves disclosed. We consider Isabella Pearl and Golden Mile to be material properties under SK 1300 due to Isabella Pearl being our only operating property and Golden Mile being in the resource definition, engineering and permitting phase. Our other properties are not considered material under SK 1300 due to their earlier stages of exploration. As of the date of this report we did not have any Development Properties.

Isabella Pearl, Nevada, USA. (100% owned) Isabella Pearl, located approximately 10 km (6 mi) north of the town of Luning in Mineral County, Nevada, at latitude N38.60°, longitude W118.18° (UTM 397,665 E, 4,273,011 N, Zone 11) is an open pit operation. The Isabella Pearl operation covers an area of 9,777 acres (3,957 hectares) consisting of 568 unpatented mining claims. The Isabella Pearl deposits belong to the high-sulfidation class of epithermal mineral deposits. Processing facilities include a heap leach with a crushing circuit located on site. Gold production from Isabella Pearl for the years ended December 31, 2021, 2020, and 2019 was 46,459, 29,479, and 10,883 ounces, respectively. Isabella Pearl reported 121,500 ounces of gold reserves as of December 31, 2021.

Golden Mile, Nevada, USA. (100% owned) Golden Mile is located in the Bell Mining District, Mineral County, Nevada, approximately 35 km (22 mi) east of the town of Luning in Mineral County, Nevada at latitude N38.51°, longitude W 117.77° (UTM 433,190 E, 4,262,848 N, Zone 11). The property covers an area of approximately 11,811 acres (4,780 hectares) consisting of 599 unpatented and 5 patented claims, 4 owned and one leased. Mineralization at Golden Mile is intrusion related, with primary gold and copper mineralization associated with skarn style replacement in carbonate units. Secondary mineralization is associated with structurally controlled stockwork and breccia zones. In November 2021, we disclosed our maiden Mineral Resource estimate for Golden Mile consisting of 78,500 Indicated gold ounces at 1.13 g/t Au and 84,500 Inferred gold ounces at 1.10 g/t Au.

Operating Property

Isabella Pearl

History: The Isabella Pearl mine is in the Santa Fe Mining District. Although the district was discovered in the late 19th century, no work on the Isabella Pearl mine area was done until the 1930’s when the Gilbert brothers completed a 120 m (400 ft) drift at Isabella. The brothers encountered up to one ounce of gold per ton in spots, but no economic material was produced. Modern exploration and development of the general area around the Isabella Pearl mine began in the early 1970’s by various companies. The Isabella mine was held by B. Narkaus until 1978 and was subsequently leased by Joe Morris the same year. Mr. Morris and three partners re-located some of the Isabella claims and subsequently leased them to the Combined Metals Reduction Company (Combined Metals). From 1987 through 1990, Combined Metals Reduction Company drilled the Isabella Pearl mine area during its joint venture with Homestake Mining Company. A total of 22,427.3 m (73,587 ft) of reverse circulation and diamond core drilling has been performed at the Isabella Pearl property prior to acquisition by the Company.

Facilities: We were granted a positive Record of Decision (“ROD”) from the BLM on the Environmental Assessment (“EA”) for the Isabella Pearl Mine in May 2018. This final permit allowed us to move the project forward into development and construction. Construction progress in 2018 included the completion of haul roads, office and laboratory buildings, construction of and liner placement on the heap leach pad, the pregnant and barren solution ponds, and connection of the water well. In 2018, we began installation of the Adsorption, Desorption and Recovery (ADR) processing facility, installed our crushing facility and commenced mining and waste removal of the first of several benches of the lower grade Isabella portion of the deposit with its estimated average grade of ~1 g/t gold. Power is currently supplied by three diesel-powered electric generators. Fuel for the generators is stored in two above-ground tanks on graded areas with HDPE-lined floors and berms for secondary containment to provide emergency capture of 110-percent of the largest fuel tank/vessel volume. Industrial water is supplied from three production water wells. We achieved first gold production approximately 10 months after breaking ground on the project. During the second quarter of 2020 our overburden removal reached the first benches in the high-grade Pearl portion of the deposit estimated at ~3.7 g/t average with a ~5.0 g/t gold core deeper in the deposit than currently in development. The net book value of the property at December 31, 2021 was $32.5 million.

Exploration Properties

Golden Mile

Background: On June 15, 2020, we purchased a 100% interest in the Golden Mile property located in Nevada’s Walker Lane Mineral Belt. The property is subject to a 3% net smelter return royalty. The “Golden Mile Stock” quartz diorite-granodiorite body is believed to be responsible for the gold-copper skarn mineralization at Golden Mile. The stock is only exposed on surface in three small areas because most of its northern extent is covered by Tertiary volcanics. In 2021, we continued our surface diamond drilling program in the mineral resource area on the patented claims. We completed seven diamond drill holes totaling 924 meters for collection of material for metallurgical testing and resource definition. In 2021, we also completed 58 reverse circulation (RC) holes totaling 8,327 meters for further resource definition. We continue to evaluate the known mineralized zones among a much larger conceptual project plan of multiple open pits along a trend at Golden Mile to the northwest and onto the Mina Gold property. We are evaluating the potential of at least three pits feeding ore to a strategically located heap leach and process facility. The conceptualized process plant is being evaluated to take the gold to the carbon stage and then haul the carbon for processing at our ADR facility at Isabella Pearl for final doré production. Base line and background studies are being evaluated and budgeted alongside exploration efforts to move this property forward. Current Mineral Resources are located on patented claims and mineralization remains open both on strike and at depth, extending on to adjoining unpatented lode mining claims. Condemnation RC drilling commenced in 2021 to confirm locations for heap leach pad, process facilities and waste storage facilities. In 2022, we are planning further definition RC drilling to convert mineral resources to mineral reserves and test the depth and strike extent of the deposit. The net book value of property at December 31, 2021 was $0.7 million.

History: The Golden Mile property is located within the Bell Mining District (also known as the Cedar Mountain District). The property has a long history which includes limited mining development, as well as a considerable amount of recent exploration activity including mapping, surface and underground sampling, geophysical surveys and drilling. This exploration activity was completed by several companies and has defined a significant area of gold mineralization associated with skarn development and gold stockwork mineralization along intrusive contact zones with surrounding sediments. A total of 20,156.7 m (66,131 ft) of air rotary, reverse circulation and diamond core drilling has been performed at the Golden Mile property prior to acquisition by the Company. This included work by Standard Slag, the Elmwood JV, Battle Mountain, USMX, Teck, Cordex, Roscan and Kinross companies. The vast majority of the drilling has been directed towards the Main Zone, located on the patented mineral claims.

Accessibility and Transportation to the Property: The Golden Mile property is accessible, in part, by highway and maintained county dirt and gravel roads. The property can be reached from Hawthorne via Highway 95 east to Luning, then northeast on Nevada Highway 361, then south on gravel Nevada State Road 89 about 24 mi to an unimproved dirt road which leads westward to the property. Alternatively, from Tonopah, travel 3 mi west on U.S. Highway 95 to gravel Road 89, then northwest to about 43 mi to the unimproved road leading west to the property. Both Hawthorne and Tonopah offer motel accommodations, restaurants, grocery stores and other services as well as fuel and other supplies. They are each the county seat for the respective counties of Mineral and Nye.

Infrastructure: The closest power lines are located 5 mi to the east in lone Valley. Future power needs for a proposed project at Golden Mile would likely require diesel powered generation. Perennial streams are not present in the Golden Mile property area; however, there are a number of springs within the project area. Drilling activities have identified potential groundwater sources for any future mine production and processing requirements. Hydrogeologic studies are currently ongoing to further characterize groundwater resources in the project area. Production water for the project will likely come from a groundwater well to be drilled on the Golden Mile property. Our exploration disturbance activities utilize existing roads and disturbed areas to the extent possible, including pre-existing drill roads utilized by prior exploration companies within the Golden Mile property area. Access roads, drill pads and sumps have been constructed with earthmoving equipment.

Exhibit 96.1 Isabella Pearl

18.2 Life-Of-Mine Operating Costs, page ES-18

2.

We note your response to prior comment 7 appears as part of your response to prior comment 6, and that your responses to prior comments 8 and 9 are identified as responses 7 and 8 in your letter. With regard to your answer to prior comment 7, regarding the excise tax calculation for 2022 in Table 18.2, and related Table 19-4 of Exhibit 96.1, please clarify how the 0.75% of total revenues in Table 19-4 corresponds to the gross revenues of $70,288,939, as the relationship appears to hold for 2023 and 2024.

The excise tax calculation for Table 18-2 and 18-3 appears to use the excise tax amount in Table 19-4 to calculate the LOM Operating Cash Cost per Tonne Processed and LOM Operating Cash Cost per Ounce Sold. Please coordinate with the qualified person to further revise or clarify these calculations in the Technical Report Summary.

Response

Excise tax is levied based on revenue. The disclosure pertaining to our excise tax calculations is expressed in costs per tonne processed. The Qualified Persons note that the amount of the excise tax on a per tonne basis is different in subsequent years during the Life-of-Mine due to the lower amount of tonnes processed year-to-year (shown below). This is because mining has largely ceased, yet gold production revenue continues from the heap leach. In other words, although the tonnes and ounces processed are variable, the gold production revenue from the heap leach remains nearly constant:

Tons Processed:

2022 – 660,000 tonnes

2023 – 596,889 tonnes

2024 – 100,860 tonnes

Additionally, we note that the excise tax is based on annual revenues over $20 million and that such deduction was taken into account for the calculation in 2022 but not in subsequent years. We will disclose the $20 million deduction and update the calculation for years subsequent to 2022 and update correlating tables accordingly.

In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

•	The company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss the responses provided above at any time, please do not hesitate to contact me.

/Jas
Sincerely,
/s/ Jason D. Reid
Jason D. Reid
President and Chief Executive Officer
Fortitude Gold Corporation